

August 28, 2023

Donna Lowery
Executive Vice President & Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Highway 98 West,
Hattiesburg, Mississippi 39402

> **Re: The First Bancshares, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 22, 2023**
> **File No. 333-274150**

Dear Donna Lowery:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: David S. Park